02 JUN 12 AM 11: 18

Selfridges plc

Our Ref. 50005

The Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street NW
Washington DC 20549
U S A

02034846

29th May 2002

SUPPL

Dear Sirs

Re: Selfridges File No: 82-4818

Please find enclosed copies of a recent announcements made to the London Stock Exchange on 29th May 2002.

Yours faithfully

Ann Shrimpton
Company Secretary's Office

PROCESSED
JUN 19 2002
THOMSON
FINANCIAL

Encs.

\Stock Exchange\sec let.29.5.02

Announcement Submitted

Your announcement has been successfully submitted and will be released by RNS in accordance with your instructions. The announcement details are reproduced below for your information:

Company Name	Selfridges PLC
Category	*Holding(s) in Company*
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Alan Camplin-Smith
Contact Telephone No	020 7318 3018

The RNS number for the announcement is 5754W.

Announcement 5754W will now appear in your Status List.

log off status list RNS Alert

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Selfridges plc

2) Name of shareholder having a major interest

Royal & SunAlliance Investments

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Littledown Nominees Limited 'R' A/c for Phoenix Assurance Public Limited Company - 136,234

Littledown Nominees Ltd 'R' A/c for Royal & Sun Alliance Life & Pensions Limited - 936,023

Littledown Nominees Limited 'R' A/c for Sun Alliance & London Assurance Company Limited - 473,743

Littledown Nominees Ltd 'R' A/c for RSALI Life Equity Fund - 389,047

Littledown Nominees Ltd 'R' A/c for RSALI Pensions Equity Fund - 2,839,110

Royal & Sun Alliance Linked Insurance Limited - 13,550

5) Number of shares/amount of stock acquired

Not Known

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary Shares of 25p each

10) Date of transaction

Not Known

11) Date company informed

29th May 2002

12) Total holding following this notification

4,787,707

13) Total percentage holding of issued class following this notification

3.11%

14) Any additional information

15) Name of contact and telephone number for queries

Alan Camplin-Smith - 020 7318 3018

16) Name and signature of authorised company official responsible for making this notification

Alan Camplin-Smith, Secretary

Date of notification ..29th May 2002